[redacted]

08028184

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 34202

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C.
MAR 5 2008
503

NAME OF BROKER-DEALER:

Client Name: Schlitt Investor Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1717 Indian River Boulevard, Suite 300
(No. and Street)

Vero Beach (City) FL (State) 32960 (Zip Code)

PROCESSED
MAR 31 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Schlitt, Jr. 772-567-1188
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McGladrey & Pullen, LLP
(Name - *if individual, state last, first, middle name*)

800 North Magnolia Avenue, Suite 1700, Orlando FL 32803
(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
MAR 05 2008
Washington, DC
104

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert W. Schlitt, Jr. swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Schlitt Investor Services, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

State of Florida
County of Indian River

The foregoing instrument was acknowledged before me this 2/22/08 by Robert W. Schlitt Jr. President of **Schlitt Investors Services, Inc.** a Florida Corporation, on behalf of the corporation. He is personally known to me.

NOTARY PUBLIC-STATE OF FLORIDA
Beverly J. Souza
Commission # DD423411
Expires: JUNE 15, 2009
Bonded Thru Atlantic Bonding Co., Inc.

Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditor's Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Schlitt Investor Services, Inc.

Financial Report
December 31, 2007

Contents

McGladrey & Pullen

Certified Public Accountants

Independent Auditor's Report

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

We have audited the accompanying statement of financial condition of Schlitt Investor Services, Inc. as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Schlitt Investor Services, Inc. for the year ended December 31, 2006 were audited by Tedder, James, Worden & Associates, P.A., independent accountants, certain of whose partners merged with McGladrey & Pullen, LLP effective June 1, 2007. Tedder, James & Assoc., P.A.'s report dated February 21, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2007 financial statements referred to above present fairly, in all material respects, the financial position of Schlitt Investor Services, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2007 financial statements taken as a whole. The information contained in Schedule 1is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McGladrey & Pullen, LLP

Orlando, FL
February 14, 2008

Schlitt Investor Services, Inc.

Statements of Financial Condition
December 31, 2007 and 2006

Assets		2007		2006
Cash and cash equivalents	$	**32,807**	$	38,437
Receivable from brokers, dealers and clearing organizations		**16,045**		12,468
Loan receivable – affiliate		**11,400**		11,400
Total assets	**$**	**60,252**	$	62,305
Liabilities and Stockholders' Equity				
Accounts payable and accrued liabilities	**$**	**28,693**	$	33,090
Total liabilities		**28,693**		33,090
Stockholders' Equity				
Common stock, $1 par value, 10,000 shares authorized, 200 shares issued and outstanding		**200**		200
Additional paid-in capital		**22,143**		22,143
Retained earnings		**9,216**		6,872
Total stockholders' equity		**31,559**		29,215
Total liabilities and stockholders' equity	**$**	**60,252**	$	62,305

See Notes to Financial Statements.

Schlitt Investor Services, Inc.

Statements of Change in Stockholders' Equity
Years Ended December 31, 2007 and 2006

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total Stockholders' Equity
Balances at December 31, 2005	$ 200	$ 22,143	$ 15,408	$ 37,751
Stockholder distributions	-	-	(10,000)	(10,000)
Net income	-	-	1,464	1,464
Balances at December 31, 2006	200	22,143	6,872	29,215
Stockholder distributions			**(35,000)**	**(35,000)**
Net income			**37,344**	**37,344**
Balances at December 31, 2007	**$ 200**	**$ 22,143**	**$ 9,216**	**$ 31,559**

See Notes to Financial Statements.

Note 1. Nature of Organization and Significant Accounting Policies

Nature of organization: Schlitt Investor Services, Inc. (the "Company") was incorporated September 27, 1984 under the laws of the State of Florida. The Company is a broker/dealer registered under the provision of the Financial Industry Regulatory Authority (FINRA) and operates under a restrictive agreement with FINRA. The Company operates within the exemptive provision of SEC rule 15c3-3(k)(2)(ii) in that it clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer and preserves books and records pursuant to rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker dealer. The Company serves as a broker-dealer primarily for the sale of stocks, bonds, mutual funds, and variable annuities.

The Company is owned and operated by Robert W. Schlitt, Jr. and Jeffrey Schlitt.

A summary of the Company's significant accounting policies follows:

Revenue recognition: Commission income is recorded as revenue on the date the sale of the related financial product is made.

Receivable: Receivables from brokers, dealers and clearing organizations are recorded at net realizable value. An allowance for doubtful accounts is provided based on prior collection experiences and management's analysis of specific accounts. The allowance is reviewed periodically and adjusted for commissions deemed uncollectible by management. In the opinion of management, no such allowance is deemed necessary.

Cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

Income taxes: The Company has elected to be treated as an "S" corporation for tax purposes and, accordingly, any liability for income taxes rests with the stockholders and not the Company.

Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("Rule 15c3-1") which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital, as defined, of $11,923 and $11,217, respectively, which is $6,923 and $6,217, respectively, in excess of its required net capital of $5,000. At December 31, 2007 and 2006, the ratio of aggregate indebtedness to net capital was 2.41 and 2.95 to 1., respectively.

Schlitt Investor Services, Inc. Schedule 1

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
Years Ended December 31, 2007 and 2006

Net Capital			
Total stockholders' equity	$	31,559	
Less non-allowable assets:			
Commissions, net of accrued commissions		(8,236)	
Loans receivable - affiliates		(11,400)	
Total net capital	$	11,923	
Aggregate Indebtedness			
Accounts payable and accrued liabilities	$	28,693	
Computation of Basic Net Capital Requirements			
Minimum net capital required of reporting broker or dealer	$	5,000	
Excess net capital	$	6,923	
Ratio: Aggregate indebtedness to net capital		2.41	to 1
Reconciliation with Company's Computation			
Net capital as reported in Company's unaudited FOCUS report on December 31, 2007		11,923	
Audit adjustments:			
Net audit adjustments		-	
Net capital per above	$	11,923	

McGladrey & Pullen
Certified Public Accountants

Independent Auditor's Report on Internal Control

To the Stockholders
Schlitt Investor Services, Inc.
Vero Beach, Florida

In planning and performing our audit of the financial statements and supplemental schedule of Schlitt Investor Services, Inc. (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material* weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

McGladrey & Pullen, LLP

Orlando, Florida
February 14, 2008

END